July 29, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Terence O’Brien
Accounting Branch Chief

Re:	POSCO Annual Report on Form 20-F

Dear Mr. Terence O’Brien:

Reference is made to your letter dated July 14, 2015 (the “Comment Letter”) addressed to POSCO (“POSCO” or the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2014 (the “Annual Report”). The Company would like to thank you for your review of the Annual Report.

The Company sets forth in this letter its responses to the numbered comments in your letter. For your convenience, the Company has included the text of the Staff’s comments in bold and keyed its responses accordingly. Page and paragraph references are to the Annual Report, and capitalized terms used herein without definition have the meanings ascribed to them in the Annual Report.

Item 5. Operating and Financial Review and Prospects, page 43

Item 5.A. Operating Results, page 43

1.	We note that the Trading Segment contributed 31.8% of total revenue prior to consolidated adjustments and basis difference. We further note that the Trading Segment’s total revenue increased 20.6%. Please substantially revise your discussion and analysis of the Trading Segment’s total revenue to provide investors with an understanding of the specific factors that resulted in the significant increase in total revenue but did not result in a material change to gross profit margin. For example, an enhanced analysis would explain to investors why there was an increase in third-country trades for the trading product category and why there was a decrease in export sales trading sales of steel and metal. Please refer to Item 5 of Form 20-F and Section 501.12.b. of the Financial Reporting Codification for guidance.

Ms. Terence O’Brien

Securities and Exchange Commission, p. 2

In future filings, the Company will expand its discussion and analysis of the Trading segment’s total external revenues and total revenues, as well as related discussion on gross profit margins to the extent there were material changes. With respect to the 15.6% increase in the Trading Segment’s external revenue from 2013 to 2014, the Company will further explain that the increase was primarily driven by the ramping up of commercial production of the Myanmar gas field that began commercial production in July 2013 as well as an increase third-country trades of hot rolled products obtained from Chinese suppliers by Daewoo International and our other trading subsidiaries. With respect to the 20.6% increase in the Trading Segment’s total revenue from 2013 to 2014, the Company will further explain that the increase was primarily due to the reasons stated above, as well as an increase in inter-company transactions, including sales of steel products by Daewoo International to POSCO Assan TST Steel Industry, whose overseas production facilities commenced production in 2014.

Income Tax Expense, page 62

2.	We note that your effective tax rate significantly increased for fiscal year 2014. Please expand your disclosures for each of the factors disclosed contributing to the increase in the effective tax rate to provide investors with additional insight of the nature of the factors. For example, it is unclear why there was a tax increase related to investments in subsidiaries, associates and joint ventures. Please refer to Item 5 of Form 20-F and Section 501.12.b. of the Financial Reporting Codification for guidance.

In future filings, the Company will expand the disclosure to provide additional insight of the nature of the factors that contributed to a significant increase in the effective tax rate from 30.4% in 2013 to 59.4% in 2014, including changes in (i) tax related to investment in subsidiaries, associates and joint ventures, (ii) tax credits, (iii) tax effects due to permanent differences and (iv) adjustments on prior year tax. With respect to the increase in tax related to investments in subsidiaries, associates and joint ventures from 2013 to 2014, the Company will further disclose that such increase was primarily due to the recognition of accumulated deferred tax liabilities of POSCO Specialty Steel related to the Company’s disposition of its 52.3% interest in POSCO Specialty Steel and that the applicable tax rate to be applied was higher than the dividend tax rate that was previously used to measure related deferred tax liabilities.

*    *    *    *    *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Terence O’Brien

Securities and Exchange Commission, p. 3

The Company hopes that the foregoing is responsive to your inquiries. Please direct any further questions or comments to POSCO’s Finance Department at +82-2-3457-2671 (fax:+82-2-3457-1982), or POSCO’s outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Jinduk Han at (852) 2532-3723 (fax at 852-2160-1023 and e-mail at jhan@cgsh.com).

Sincerely,

/s/ Noh, Min-Yong
Noh, Min-Yong
Senior Vice President
Finance & Investment Division
Finance Department

cc:	Tracey Houser

Staff Accountant

Securities and Exchange Commission

Leland Benton

Staff Attorney

Securities and Exchange Commission

Pamela Long

Assistant Director

Securities and Exchange Commission

Jinduk Han

Partner

Cleary Gottlieb Steen & Hamilton LLP